Exhibit 99.130

DHX Media Reports 2015 Second Quarter Results, Increases Dividend

Growth in Revenue, Adjusted EBITDA and Net Income of 112%, 148% and 97%, respectively

HALIFAX, Feb. 17, 2015 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, today announced its unaudited financial results for the second quarter of fiscal 2015, ended December 31, 2014.

Highlights of Q2 2015 Results

(All amounts in Canadian dollars)

•	Revenues up 112% to $64.25 million, from $30.36 million for Q2 2014.
•	Adjusted EBITDA[1] up 148% to $23.87 million, from $9.61 million for Q2 2014.
•	Normalized net income up 210% to $9.83 million, or $0.08 adjusted basic and diluted earnings per share, after adding back acquisition-related costs, and other nonrecurring charges of $4.29 million, as compared to $3.17 million for Q2 2014, or $0.03 adjusted basic and diluted earnings per share.
•	Gross Margin up 110% to $37.51 million for Q2 2015, from $17.82 million for Q2 2014.
•	Proprietary production revenues up 138% to $12.36 million for Q2 2015, from $5.20 million for Q2 2014.

1 Adjusted EBITDA represents income of the Company before amortization, finance income (expense), taxes, share of loss of associates, development expenses and any impairments, share-based compensation expense, and adjustments for other one-time and non-recurring charges. (See the complete definition of Adjusted EBITDA in the Company's Management Discussion and Analysis for Q2 2015 for full details).

Dana Landry, DHX Media CEO, commented: "As we continue to execute successfully across key business lines, we are pleased to report that we have raised normalized earnings per share for Q2 to $0.08, from $0.03 for the same period last year. We also saw triple-digit growth this quarter in revenue, adjusted EBITDA and gross margin, above Q2 2014. Proprietary production deliveries are tracking on schedule and showing robust growth. Distribution continues to benefit from a globally expanding market, and revenues from our television division were at the high end of management's expectations. Also, we are pleased to announce an increase to our dividend this quarter to $0.014."

Dividend Declaration

On February 13, 2015 the Board of Directors approved a dividend for the quarter of $0.014 on each Common Voting Share and each Variable Voting Share outstanding to the shareholders of record at the close of business February 27, 2015, to be paid March 20, 2015.

Analyst Call Details

The Company will host a conference call for analysts on Tuesday, February 17, 2015 at 8:00 a.m. ET to discuss the Company's Fiscal 2015 second-quarter financial results. Media and others may access this call on a listen-in basis.

Conference call numbers:

To access the call, please dial +1(888) 231-8191 toll-free or +1(647) 427-7450 internationally. Please allow 10 minutes to be connected to the conference call, passcode 75538678.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855) 859-2056 toll free or +1(416) 849-0833, and passcode 75538678, until 11:59 p.m. ET on February 24, 2015.

Consolidated Statements of Income and Comprehensive Income Data

	Three Months Ended	Three Months Ended
($000, except per share data)	December 31, 2014	December 31, 2013
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data:
Revenues	64,256	30,355
Direct production costs and expense of film and television produced	(26,338)	(11,975)
Expense of book value of acquired libraries	(411)	(559)
Gross margin	37,507	17,821
Selling, general, and administrative	(14,743)	(8,559)
Amortization, finance and other expenses, net	(15,175)	(5,055)
Provision for income taxes	(2,035)	(1,206)
Net income	5,539	2,811

Cumulative translation adjustment	(2,317)	(722)
Comprehensive income	3,222	2,089
Basic earnings per common share	0.05	0.03
Diluted earnings per common share	0.04	0.03
Weighted average common shares outstanding (expressed in thousands
Basic	120,414	108,185
Diluted for net income	123,602	112,284
Diluted for normalized net income	123,602	112,284

Normalized net income	9,832	3,166
Basic normalized earnings per common share	0.08	0.03
Diluted normalized earnings per common share	0.08	0.03

Revenues

Revenues for Q2 2015 were $64.25 million, up 112% from $30.36 million for Q2 2014. The increase in Q2 2015 was due to the acquisition of DHX Television on July 31, 2014, which accounted for $21.91 million or 72% of the growth, as well as increases in proprietary production, which accounted for 24% of the growth, distribution, which accounted for 11% of the growth, producer and service fee revenue, which accounted for 6% of the growth, offset by a 1% decrease in M&L-owned.

Proprietary production revenues: Proprietary production revenues for Q2 2015 were $12.36 million, an increase of 138% compared to $5.20 million for Q2 2014. For Q2 2015, the Company added 58.0 half-hours to the library versus 21.0 half-hours for Q2 2014. The increase in both the number of half-hours and the proprietary production revenue was expected and due largely to the timing of scheduled Q2 2015 proprietary production deliveries and was in line with Management's expectations. Fiscal 2015 deliveries are tracking to previously reported annual expectations.

Distribution revenues: For Q2 2015, distribution revenues were up 35% to $12.76 million, including 2% or $0.24 million from Epitome and 33% or $3.04 million organic growth, from $9.48 million for Q2 2014, primarily due to the continuing growth of new digital customers and territories and was in line with Management's expectations. For Q2 2015, the Company closed significant deals, among others previously announced, as follows: The Walt Disney Corporation, Netflix, Inc., and Turner Broadcasting Corporation. Also included in these figures are advertising and subscription video on demand ("VOD") revenues, from our evolving Google (YouTube.com) relationship. The net margin contribution from the Google (YouTube.com) relationship for Q2 2015 was $1.76 million (gross revenue-$3.20 million) (Q2 2014-net margin contribution $0.69 million (gross revenue-$1.26 million)).

Television revenues: For Q2 2015, television revenues were $21.91 million (Q2 2014-nil), which was at the high end of Management's expectations for DHX Television. Approximately 83% or $18.23 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 17% or $3.67 million of the total television revenues. While comprising a relatively small percentage of DHX Television's revenues, advertising and promotion revenues are seasonal and typically stronger in the months leading up to the holiday season.

M&L-owned (including music and other royalty revenues): For Q2 2015, M&L-owned decreased 10% to $6.62 million (Q2 2014-$7.37 million). For Q2 2015 Yo Gabba Gabba! Live! show generated revenues of $3.48 million, up 39% from Q2 2014 of $2.51 million, following the completion of the previously announced 30 city, 58 show tour. Although Yo Gabba Gabba! Live! revenues were up, attendance and revenues for the live tour were at the very low end of Management's expectations. For Q2 2015, the remaining M&L-owned was $3.14 million, down 35% as compared to $4.86 million for Q2 2014 due to some expiring licensing deals for Yo Gabba Gabba! and Caillou. These expiries were expected and built into the M&L-owned targets. Based on the pickup expected for the The Next Step Live On Stage tour in Q3 2015, Management expects M&L-owned revenues are on track to achieve 2015 targets.

M&L-represented revenues: For Q2 2015, M&L-represented revenues were up $0.05 million to $3.09 million compared to Q2 2014 at $3.04 million, and were in line with Q2 2015 expectations. These results benefited somewhat from tail winds created by the weakening Canadian dollar compared to the GBP.

Producer and service fee revenues: For Q2 2015, the Company earned $6.62 million for producer and service fee revenues, an increase of 41% versus the $4.69 million from Q2 2014. This increase was a result of increased demand for children's content and specifically is a testimonial to the quality work being delivered by the Company's Halifax and Vancouver studios.

New media revenues: For Q2 2015, new media revenues were up $0.31 million or 53% to $0.89 million (Q2 2014-$0.58 million) based primarily on scheduled timing of certain UMIGO and other interactive deliverables.

Gross Margin

Gross margin for Q2 2015 was $37.51 million, an increase in absolute dollars of $19.69 million or 110% compared to $17.82 million for Q2 2014. DHX is pleased to report the overall gross margin for Q2 2015 at 58% of revenue which was at the top of Management's expectations as the result of a strong quarter for digital distribution deals, overall distribution margins, producer and service fee margins, and DHX Television. Gross margin for Q2 2015, including DHX Television, was calculated as revenues of $64.26 million, less direct production costs and expense of investment in film of $26.34 million and $0.41 million expense of book value of acquired libraries, (Q2 2014-$30.36 million less $11.98 million and less $0.56 million, respectively). Gross margins for DHX Television were 52% or $11.36 million, calculated as revenue of $21.91 million, less programming costs, Disney fees, and other direct creative costs of $10.55 million.

For Q2 2015, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $5.13 million or 42%, net producer and service fee revenue margin of $2.86 million or 43%, distribution revenue margin of $11.04 million or 86% ($7.80 million or 61% when the remaining $3.25 million for the expense of acquired libraries below the line is removed), television margin was $11.36 million or 52%, M&L-owned margin was $3.88 million or 59%, M&L-represented revenue margin was $3.09 million or 100%, and new media margin of $0.15 million or 17%.

Operating Expenses (Income)

SG&A

SG&A costs for Q2 2015 increased 72% to $14.74 million compared to $8.56 million for Q2 2014. For Q2 2015, SG&A includes $3.74 million (Q2 2014-nil) for DHX Television, as well as the inclusion of Epitome, an increased level of SG&A at Ragdoll, and 9 days of activity for Nerd Corps totaling $1.52 million. SG&A also reflects an increased level of activity at DHX Brands of $0.50 million as Management made a decision to add resources in this area to take advantage of the M&L opportunities associated with Teletubbies and Twirlywoos, as well as costs associated with the Company's Toronto office relocation. SG&A includes $1.11 million (Q2 2014-$0.35 million) in non-cash share-based compensation. When adjusted, cash SG&A at $13.63 million was above Management's quarterly SG&A expectations as a result of the changes noted above.

Adjusted EBITDA

For Q2 2015, Adjusted EBITDA was $23.87 million, up $14.26 million or 148% over $9.61 million for Q2 2014.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX including DHX management's expectations regarding the Company's growth and achieving of targets, results of operations, performance, and business prospects and opportunities. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 07:00e 17-FEB-15